

News Release

Mattson Technology Contact
Andy Moring
Mattson Technology, Inc.
tel 510-657-5900
fax 510-492-5963
andy.moring@mattson.com

Investor & Media Contact
Laura Guerrant-Oiye
Guerrant Associates
tel 808-882-1467
lguerrant@guerrantir.com

MATTSON TECHNOLOGY, INC. REPORTS RESULTS
FOR THE FOURTH QUARTER AND YEAR-END 2009

FREMONT, Calif. — February 3, 2010 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced results for the fourth quarter and year-ended December 31, 2009.

Recent Business Highlights (Fourth Quarter 2009 and January 2010):

- Fourth quarter revenues strongly rebounded 60 percent over the third quarter of 2009, marking the Company's third sequential quarter with greater than 35 percent revenue growth.

- The Company's newest generation Helios XP rapid thermal processing (RTP) system established as Process-Tool-of-Record at multiple leading customers in the memory and foundry areas.

- Received multiple paradigmE® etch orders in the first quarter of 2010 from a leading memory customer and shipped an evaluation system to a fourth etch customer — a leading Asian foundry.

- Received multiple orders for the Company's core products — Suprema® photoresist strip system and the Helios XP system — from one of the leading Asia-based memory customers.

Fourth Quarter 2009 Financial Results

Net sales for the fourth quarter were $17.9 million, compared to $11.2 million in the previous quarter, and $13.1 million in the fourth quarter of 2008. Gross margin for the fourth quarter was 28 percent, compared to 22 percent in the previous quarter, and 5 percent in the fourth quarter of 2008.

Operating expenses for the fourth quarter were $17.1 million, compared to $19.2 million in the third quarter and $60.1 million for the fourth quarter of 2008. Third quarter 2009 operating expenses included $1.7 million in restructuring expenses. Operating expenses for the fourth quarter of 2008 included $30.9 million related to restructuring charges, and the impairment of goodwill, intangibles and long-lived assets, and $5.5 million in SG&A costs related to accelerated amortization on evaluation tools placed at customer sites and incremental accounts receivable reserves.

Net loss for the fourth quarter was $11.4 million, or $0.23 loss per share, compared with a net loss of $8.6 million, or $0.17 loss per share, for the third quarter and net loss of $60.5 million, or $1.22 loss per share, for the fourth quarter of 2008. Included in the net loss for the third quarter were: (1) a favorable tax impact of $8.5 million, or $0.17 earnings per share, relating to a release of deferred tax liabilities subsequent to the completion of certain tax audits for previous financial periods and (2) restructuring charges of $1.7 million, or $0.03 loss per share. Included in the net loss for the fourth quarter of 2008 were restructuring and impairment charges totaling $30.9 million or $0.62 loss per share.

- More -

Cash, cash equivalents, restricted cash and short-term investments at the end of the fourth quarter were $60.4 million, compared to $67.8 million at the end of the previous quarter, and $103.4 million at the end of 2008. Cash decreased by $7.4 million in the fourth quarter compared to a decrease of $12.0 million in the third quarter.

David L. Dutton, president and chief executive officer, noted, "2009 was a dramatic year for the industry, with an unprecedented cycle that demanded extraordinary determination and resolve — and I am proud of the entire company. Mattson Technology turned 2009 into a year of opportunity, advancing our initiative in the etch market, while keeping our core products delivered on the leading edge. We expanded etch into multiple new accounts, building the foundation for the paradigmE, Mattson Technology's next-generation etch system, to deliver revenue growth as the market expands. In RTP, we leveraged the Company's strong position in strip, and shipped our next generation Helios XP system to a leading foundry customer for advanced anneal processing."

Dutton concluded, "The overall economy is strengthening. We are seeing a resurgence in purchases of all of our technologies by key customers, as evidenced by our recently announced orders. Most importantly, we have leveraged our plasma expertise into the etch market, an entirely new product area for the company. As a result, we enter 2010 positioned to serve customers in three diverse market sectors, with nearly three-times the addressable market."

Attached to this news release are preliminary unaudited condensed consolidated statements of operations and balance sheets.

Conference Call

On Wednesday, February 3, 2010, at 2:30 PM Pacific Time (5:30 PM Eastern Time), Mattson Technology will hold a conference call to review the following topics: 2009 fourth quarter financial results, current business conditions, the near-term business outlook and guidance for the first quarter of 2010. The conference call will be simultaneously webcast at www.mattson.com under the "Investors" section. In addition to the live webcast, a replay will be available to the public on the Mattson Technology website for one week following the live broadcast.

To access the live conference call, please dial (719) 457-2631.

Mattson will also webcast a slide presentation in conjunction with the conference call, which can also be accessed at www.mattson.com under the "Investors" section.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995:

This news release contains forward-looking statements regarding the Company's future prospects and plans, including, but not limited to: potential future revenue, cash flow, cash position and other financial results, future customer demand for the Company's plasma and rapid thermal processing equipment, industry and economic conditions, Company strategies, and the market opportunity and acceptance of Company products. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: the timing of the economic recovery and the industry cycle, end-user demand for semiconductors; customer demand for semiconductor manufacturing equipment; the timing of significant customer orders for the Company's products; customer acceptance of delivered products and the Company's ability to collect amounts due upon shipment and upon acceptance; the Company's ability to timely manufacture, deliver and support ordered products; the Company's ability to bring new products to market and to gain market share with such products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the Company's competitors; the Company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the Company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. Results for the current quarter are preliminary and subject to adjustment. The Company assumes no obligation to update the information provided in this news release.

About Mattson Technology, Inc.

Mattson Technology, Inc. designs, manufactures and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits. We are a leading supplier of plasma and rapid thermal processing equipment to the global semiconductor industry. Through manufacturing and design innovation, we have produced technologically advanced systems that provide productive and cost effective solutions for customers fabricating current- and next-generation semiconductor devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, CA, 94538. Telephone: (800) MATTSON/(510) 657-5900. Internet: www.mattson.com.

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share amounts)

	Three Months Ended		Year Ended	
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Net sales	$ 17,921	$ 13,065	$ 42,748	$ 133,551
Cost of sales	12,957	12,468	44,843	86,005
Gross margin	4,964	597	(2,095)	47,546
Operating expenses:				
Research, development and engineering	6,062	9,375	25,340	36,833
Selling, general and administrative	11,010	19,715	46,980	68,530
Amortization of intangibles	-	128	-	512
Restructuring charges	40	3,374	2,596	5,989
Impairment of goodwill	-	18,076	-	18,076
Impairment of intangibles and long-lived assets	-	9,431	-	9,431
Total operating expenses	17,112	60,099	74,916	139,371
Loss from operations	(12,148)	(59,502)	(77,011)	(91,825)
Interest and other income, net	698	671	1,903	1,973
Loss before income taxes	(11,450)	(58,831)	(75,108)	(89,852)
Provision for (benefit from) income taxes	(89)	1,625	(8,066)	2,311
Net loss	$ (11,361)	$ (60,456)	$ (67,042)	$ (92,163)
Net loss per share:				
Basic	$ (0.23)	$ (1.22)	$ (1.35)	$ (1.86)
Shares used in computing net loss per share:				
Basic	49,938	49,614	49,832	49,471

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2009 (unaudited)	December 31, 2008 (1)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 58,435	$ 103,387
Restricted cash	2,000	
Accounts receivable, net	10,420	14,477
Advance billings	905	140
Inventories	25,804	48,410
Inventories - delivered systems	-	956
Prepaid expenses and other assets	5,848	5,765
Total current assets	103,412	173,135
Property and equipment, net	21,643	27,144
Intangibles, net	1,250	-
Other assets	6,768	7,932
Total assets	$ 133,073	$ 208,211
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 7,514	$ 7,205
Accrued liabilities	18,293	21,241
Deferred revenue	2,150	4,198
Total current liabilities	27,957	32,644
Income taxes payable, noncurrent	4,458	13,467
Other liabilities	5,952	5,264
Total liabilities	38,367	51,375
Stockholders' equity:		
Common stock	54	54
Additional paid-in capital	631,785	628,632
Accumulated other comprehensive income	22,014	20,255
Treasury stock	(37,986)	(37,986)
Accumulated deficit	(521,161)	(454,119)
Total stockholders' equity	94,706	156,836
Total liabilities and stockholders' equity	$ 133,073	$ 208,211

(1) Derived from audited financial statements